Filed by SXC Health Solutions Corp.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934, as amended
Subject Company: National Medical Health Card Systems Inc.
Commission File No. 000-26749
THIS FILING CONSISTS OF EXCERPTS FROM THE TRANSCRIPT OF THE CONFERENCE CALL AND SIMULTANEOUS WEBCAST HELD BY SXC HEALTH SOLUTIONS CORP. ON MARCH 6, 2008, POSTED ON THE SXC HEALTH SOLUTIONS CORP. WEBSITE (WWW.SXC.COM) ON MARCH 7, 2008.
     GORDON S. GLENN (Chairman and Chief Executive Officer, SXC Health Solutions, Corp.): As most of you know, two week ago we announced the acquisition of NMHC. Mark will provide more detail on our rationale of the strategic fit between the two companies, but I would like to state that I am very excited with this acquisition that brings together the highly complementary capabilities of SXC’s PBM technology expertise and NMHC’s leadership and traditional PBM services. The combination is expected to give us a broader, more competitive set of technical contracting and clinical services to offer all of our customers and prospects from those interested only in our claims processing technology to those who seek out our full-service pharmacy benefits management services, including mail-order and specialty pharmacy.
     GORDON S. GLENN (Chairman and Chief Executive Officer, SXC Health Solutions, Corp.): To execute on our strategies, capture this opportunity, and

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

achieve our vision, we need a strong team in place. In 2007, we added bench strength at both the management and board of director levels. At the senior management level, we added additional leadership, an informedRx group bringing on industry veterans Greg Buscetto as SVP and General Manager of that division and Russell Ninziato (ph) as SVP of both trade and networks. Both Greg and Russell will help to accelerate the development and growth of our PBM services business, including playing key roles in the integration of NMHC.
     MARK THIERER (President and Chief Operating Officer, SXC Health Solutions, Corp.): Thanks, Gordon, and welcome, everyone. The acquisition of NMHC is truly a transformational event for our company, and it will uniquely position us in the PBM marketplace as the broadest provider of tools, technology, and a full portfolio of services to help clients contain pharmacy costs and improve patient care. This acquisition fills out SXC’s footprint as the strategic solution for pharmacy spend management.
     Now, I’d like to spend a few moments just recapping the highlights of this transaction. NMHC fits beautifully with the acquisition criteria we’ve laid out with the addition of about 300 new customers and 2.3 million lives under management. Coupled with their established mail-order and specialty pharmacy operations, this acquisition expands the capabilities of informedRx, our full-

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

service PBM offering, and it’s complementary to our traditional license and ASP business.
     Together, we have a unique mix of assets, including, first, the industry’s leading information technology platform for the complete management of pharmacy benefits across a wide range of markets. Two, broad clinical expertise including formulary management, patient interventions, care management and data analytics. Three, a scale of operations now to increase our clout with the supply chain—both the pharmaceutical manufacturers and the retail network. Four, a modern mail-order facility for home delivery of medications. Five, a strong specialty pharmacy offering with therapy management programs.
     With this combination, we will now be serving over 350 customers, comprised virtually every type of health care payer, and we believe this broad customer diversification gives us an advantage and a broad perspective in the market place. The transaction will add two dozen valuable relationships in the industry with consultants and brokers, and it offers significant identifiable revenue and cost synergies. We estimate between $6 million and $8 million of synergies in the first 12 months, and $12 million to $14 million of synergies in year two. In addition to cost savings, revenue synergy opportunities exist in network and rebate optimization as well as cross-sale opportunities with clinical programs, specialty pharmacy, and mail-service pharmacy. Those numbers are not included in our synergy estimates.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

     Greg Buscetto of informedRx, who we introduced to you on our third quarter call, will be leading the integration networks. Since this announcement, Greg and I have visited many of the NMHC sites to meet the people in order to introduce them to SXC, our company. We were joined by many of the NMHC leaders, including Mary Ellen Mitchell, Mark Adkison, Bob Kordella, and others, and we talked a lot about the strategic rationale for the merger and the benefits that our joint clients will now see. I have to tell you, the energy level and the excitement from the NMHC team was very high, and we really liked what we saw. Separately, I have had an opportunity to speak directly with a number of NMHC’s larger clients, and I’ve been very pleased with the positive reports regarding NMHC’s account management and the client’s overall satisfaction levels, and I understand that the overall NMHC client reception has been very positive.
     In terms of next major milestones on the acquisition, on or about March 24, 2008 the information circular will be mailed to NMHC shareholders . . . we expect that closing could occur as early as the end of April. If it is less than that amount, closing is more likely to occur toward the end of June. Since the transaction is not yet closed, let’s take a moment and talk about SXC’s outlook as a stand-alone business.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

     GORDON S. GLENN: Thanks, Jeff. In terms of key growth objectives, our model is straightforward. First, we look to grow our business by increasing our transaction volumes, and we do that by adding new customers, hoping our existing customers expand their business, and through organic market growth. Secondly, we grow our business by increasing the revenue generated for transaction. We do this by selling additional PBM services to new and existing customers, offering them the flexibility to purchase those services on an à la carte or full-service basis, and now with the acquisition of NMHC, we can drive-pool (ph) through a mail-order and specialty pharmacy throughout our client base. We view this as an important growth driver.
     GORDON S. GLENN: In closing, these are exciting times for the company. We believe that we have the industry’s broadest product and service suite along with the flexibility to deliver those services to a wide range of market players who play a role in managing or delivering prescription drugs. In terms of NMHC transactions, this company will help us deliver highly complementary capabilities across our service offering. We will have a truly unique set of offerings which will range from license technology platform to ASP processing services to full PBM services. From a financial perspective, this transaction brings significant, identifiable revenue, and cost energies along with a strong balance sheet through the combined company.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

     DAVID MACDONALD: Okay, and then can you guys give any—I mean, once the NMHC deal is done, you’ve obviously got mail-in specialty capabilities. Can you give us any sense of how many mail scripts or how much of a mail opportunity and specialty opportunity there is in the legacy SXC book to try to give us a little bit of perspective on how much of a cross-sell opportunity there is there?
     MARK THIERER: Well, I’ll give you a feel for at a high level. We’re really not very penetrated here, at SXC from a mail-order and specialty stand point. As you know, we’ve used a network model or a contracted model with other partners, so we have a lot of room to run, and I will say relative to NMHC, their penetration levels and mail-order in specialty are well below industry averages as well, so we have runway with that Book of Business as well. That’s a revenue synergy opportunity we’re looking forward to.
     TOM LISTON: That’s fine. It’s going to change soon anyway. Last question: just on a, I think Mark, in the last call related to the NMHC acquisition, talked about talking to a few of the customers. Since the deal’s actually been made public and all the rest of it, can you talk about what customers are saying,

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« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

and, as importantly, what consultants are saying about the acquisition, or potential acquisition?
     MARK A. THIERER: Yes, I will. I’ll add a couple perspectives. Customer satisfaction at NMHC, I’ve been really pleasantly surprised. I’ve called roughly, and touched about a dozen of the clients. The company had engaged a company named Porter Research to do some formal customer satisfaction survey work. In 2006, the company had some challenges, I think, in customer satisfaction and totally stepped up to those. In the 2007 results that I’ve reviewed are actually very high per industry standards. More importantly, the direct comments I’ve gotten from the clients have been encouraging. It’s been, all around, the people and the account management team and how the relationship is handled. Candidly, I think that’s been very positive.
     LAURENCE RHEE: Got you. How long, assuming the NMHC transaction closes, would you expect the sales reps on that side of the business to obviously transition? Would you expect six to twelve months before they’re really fully up to speed on up-selling SXC’s traditional business?
     JEFFREY PARK: You know, I actually, that’s work that’s still in front of us. We do know that there are a number of sales guys with a track record of success at NMHC. We’re excited about talking to them during this process. In terms of will

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

we be integrating them and having them sell the balance of the product line, I think that’s still to be determined.
     GABRIEL LEUNG: Thanks. Good morning. Mark, in your prepared remarks, you talked about getting some positive feedback from the national medical customer base regarding the acquisition. How about your existing PBM customers? What are they telling you? Have you seen any sort of increased concern that their service provider could be increasingly more of a competitor on go-forward basis post this acquisition?
     GORDON S. GLENN: That’s an interesting question. Honestly, as soon as the press release went out last week, Mark and I and some of our senior VPs started calling our customers to explain, first and foremost, how the acquisition was really supplementing the informedRx part of our business and in no way was a shift away from our traditional business, and CEOs of the companies I talked to congratulated us on the deal. They wanted to get assurances that their level of support would continue, and in some cases, they wanted to make sure that their operating environments were separate and secure, which has been part of our strategy going forward.
     In one company’s case, we even gave them a little—I don’t know what you would call it—a letter, an affidavit, kind of outlining what it is that we do for them so that they can show their customers how it’s separate from our informedRx

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

business. We are hypersensitive to that situation. We’re upfront with our PBM customers on this issue, and we look for opportunities to partner with them wherever we can, but first and foremost, we tell them we’re going to give them a good value at a good service and keep our relationship positive with them.
     GABRIEL LEUNG: Have any of them sort of expressed concerns that you may not necessarily go after their existing customer base, but on future mandates you could run into competition with each other? Has that discussion come up yet?
     GORDON S. GLENN: Well, that situation has happened numerous times in the past, but I think all of our customers, including ourselves, have some different business models. The opportunities that we chase all tend to gravitate towards one model or another. We’ve talked about it. I think everybody believes that we don’t have any particular advantage over them just because we’re doing their backroom claims processing, and honestly I think we’re all worried about competing against the big three, not each other.
     GABRIEL LEUNG: Okay, and just lastly, how closely are you working with the National Medical guys now just to ensure that once the acquisition closes, whether it be April or June, that you’re able to realize a majority of the cost synergies right off the bat? What’s going on there?

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

     JEFFREY PARK (Senior Vice President Finance and Chief Financial Officer, SXC Health Solutions, Corp.): Well, as you know, we’re still operating as two separate companies. We each have our own fiduciary responsibilities to act in our own interest and our shareholders’ best interest. We’re obviously working on our side with respect to preparation and planning on integration efforts, but that’s about the extent of it.
     GABRIEL LEUNG: Can you comment on whether or not you believe you can recognize the majority of the cost synergies right off the bat, or is it too soon to tell?
     JEFFREY PARK: We’ve talked about what we feel comfortable with with respect to the 12-month targets and our 24-month targets.
     DAVID MACDONALD: Hey guys, just a couple of follow-ups. On the NMHC book, Hawaii was obviously just signed last year, and they just renewed Boston Medical. Is there anything of meaningful scale that’s up for bid anytime soon on their book of business?
     JEFFREY PARK: They’re not unlike most PBM, which would have—because these are three-year commercial agreements, roughly a third of everybody’s book is up every year for renewal. NMHC, as they’ve outlined on their calls, they’ve been actively pursuing to renew early on a number of their accounts and have been relatively successful in doing that.
     DAVID MACDONALD: Okay, but Jeff, there’s nothing of those—I mean, those, I believe, are their two biggest customers, and you’ve got at least a couple

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

years of visibility on both of them. Is there anything kind of below those two accounts that’s a 5-to-10 percent of revenue customers that’s up for bid anytime soon? I don’t think they have any beyond those two, but am I thinking about it right?
     JEFFREY PARK: Yes. The only thing I’m going to give you caution about, David, is, as you know, NMHC hadn’t given any forward-looking information for 2008 or guidance. We’re not in a position to do that on their behalf.
     DAVID MACDONALD: Then just one other question, and it may be a little early to be talking about this, but when you look at the combined company and sales, they obviously have a traditional PBM. Some of the services you guys sell is going to be new for them. Are you going to have some of the SXC sales guys going out with the NMHC sales folks originally to kind of get them up to speed on some of the products that are a little different that you offer relative to NMHC? Exactly how are you going to do that?
     JEFFREY PARK: Well, we are going to integrate the sales force immediately, basically, and it is going to take some time to get everybody on the same page and up to speed on the offerings. I would say part of the good news is that NMHC, as you know, has been focusing on moving customers over to our platform and bidding new people like Hawaii and others right on our platform, so they have a pretty good understanding of what it is that we can offer from a

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

technology. Again, we’re calling on basically the same customer base. We just need to determine what services do you really want. Are you still wanting full-service PBM? Are you wanting à la carte PBM, or do you want to basically manage your own benefit and use us for claims processing and other software services? I don’t think it will be a big learning curve for these folks.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”
« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »
* * * * * * * *
Important Additional Information
This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The exchange offer (the “Offer”) has not yet commenced. SXC Health Solutions Corp. (“SXC”) and Comet Merger Corporation intend to file a tender offer statement on Schedule TO and a Registration Statement on Form S-4 (or F-4 as applicable) with the Securities and Exchange Commission (the “SEC”) and National Medical Health Card Systems, Inc. (“NMHC”) intends to file a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain copies of these materials (and all other offer documents filed with the SEC) when available, at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to SXC Health Solutions Corp., 2441 Warrenville Road, Lisle, Illinois 60532-3246, Attention: SXC Investor Relations. Investors and security holders may also read and copy any reports, statements and other information filed by SXC, Comet Merger Corporation or National Medical Health Card Systems, Inc. with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Forward-looking Statements
This communication contains forward-looking statements. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “should”, “seeks”, “future”, continue”, or the negative of such terms, or other comparable terminology. Such statements include, but are not limited to, statements about the expected benefits of the transaction involving SXC and NMHC, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that have been or may be instituted against NMHC or SXC and others following announcement of the merger agreement; (3) the inability to complete the Offer or the merger due to the failure to satisfy the conditions to the Offer and the merger, including SXC’s receipt of financing, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the Offer or the merger; (5) the ability to recognize the benefits of the merger; (6) the actual terms of the financing obtained in connection with the Offer and the merger; (7) legislative, regulatory and economic developments; and (8) other factors described in filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this communication are beyond NMHC’s and SXC’s ability to control or predict. SXC can give no assurance that any of the transactions related to the Offer will be completed or that the conditions to the Offer and the merger will be satisfied. SXC undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. SXC is not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers.